Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

UPDATE ANNOUNCEMENT

IN RELATION TO

THE RESUMPTION COMPENSATION AGREEMENT

IN RESPECT OF STATE-OWNED LAND USE RIGHTS

Reference is made to the announcements (the “Announcements”) of Guangshen Railway Company Limited (“the Company”) dated December 27, 2017 and April 19, 2018 in relation to, among other matters, the entering into of the Resumption Compensation Agreement by the Company in respect of the resumption by GLDC of land use rights over the Land. Unless otherwise defined in this announcement, capitalized terms used herein shall have the same meanings as those defined in the Announcements.

Pursuant to the terms of the Resumption Compensation Agreement, the total area of the Relevant Land Parcel owned by the Company was initially determined to be 37,116.63 sq. m. and the Compensation Amount Payable to the Company was initially determined to be RMB1,304,717,363.49. The actual area of the Relevant Land Parcel owned by the Company is subject to the Surveying and Mapping Technical Document and the Compensation Amount Payable to the Company will be adjusted and determined accordingly.

On May 29, 2020, the Company entered into a supplemental agreement (the “Supplemental Agreement”) with GLDC (as purchaser) and the Other Vendors, pursuant to which the parties agree on, among others, the actual areas of the Land and the Relevant Land Parcel owned by the Company and the adjusted Compensation Amount Payable to the Company. The key terms of the Supplemental Agreement are set out below:

(1)	Information on the Land	Pursuant to the Surveying and Mapping Technical Document, the actual area of the Relevant Land Parcel owned by the Company is 35,091.74 sq. m.

(2)	Resumption compensation

The Compensation Amount Payable to the Company is tentatively adjusted to be RMB1,202,857,029.41, subject to approval of the relevant departments of the Guangzhou Municipal Government.

As at the date of this announcement, RMB848,066,286.28 has been paid to the Company by GLDC in accordance with the terms of the Resumption Compensation Agreement.

(3)	Handover of the Relevant Land Parcel owned by the Company	The Company shall hand over the Relevant Land Parcel owned by the Company to GLDC within 180 days after the date of the Supplemental Agreement. The Company and GLDC shall sign the Land Handover Confirmation accordingly.

(4)	Conditions on payment of the resumption compensation	GLDC shall pay the outstanding amount of the Compensation Amount Payable to the Company in the following manner:
1) RMB132,085,963.54 shall be paid within 30 working days after completion of the deregistration of the land ownership in respect of the Relevant Land Parcel owned by the Company;
2) RMB93,802,016.08 shall be paid within 30 working days after the handover by the Company of the Relevant Land Parcel owned by the Company; and

3) the remaining balance of the Compensation Amount Payable to the Company shall be paid within 30 working days after the handover by Other Vendors of the remaining Land.

Save as disclosed above, other terms and conditions of the Resumption Compensation Agreement with respect to the Relevant Land Parcel owned by the Company remain unchanged and in effect.

As the transaction contemplated under the Resumption Compensation Agreement and the Supplemental Agreement (the “Transaction”) is subject to certain conditions which may or may not be fulfilled. In the event that the conditions required for the completion of the Transaction are not fulfilled, the Transaction will not proceed. Shareholders, investors and potential investors of the Company are advised to exercise caution when dealing in the securities of the Company.

By Order of the Board
Guangshen Railway Company Limited
Tang Xiangdong
Company Secretary

Shenzhen, the PRC

June 2, 2020

As at the date of this announcement, the Board consists of:

Executive Directors

Wu Yong

Hu Lingling

Guo Xiangdong

Non-executive Directors

Guo Ji’an

Guo Jiming

Zhang Zhe

Independent Non-executive Directors

Chen Song

Jia Jianmin

Wang Yunting